**ITC Limited**

*Registered Office*
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256



10th April, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001



Dear Sirs,

**Shareholding Pattern as on Quarter ended 31st March, 2008**

We enclose the Company's Shareholding Pattern as on quarter ended 31st March, 2008 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above



dw 4/17

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

(I)(a) **Statement showing Shareholding Pattern**

| Name of the Company : ITC Limited | |
|---|---|
| Scrip Code : NSE Code - ITC<br>BSE Code - 500875<br>CSE Code - 10000018 | Quarter ended : 31st March, 2008 |

| Category Code | Category of shareholder | Number of shareholders | Total number of shares | Number of shares held in dematerialised form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B) | As a percentage of (A+B+C) |
| **(A)** | **Shareholding of Promoter and Promoter Group** | | | | | |
| **(1)** | **Indian** | | | | | |
| (a) | Individuals / Hindu Undivided Family | 0 | 0 | 0 | 0.00 | 0.00 |
| (b) | Central Government / State Government(s) | 0 | 0 | 0 | 0.00 | 0.00 |
| (c) | Bodies Corporate | 0 | 0 | 0 | 0.00 | 0.00 |
| (d) | Financial Institutions / Banks | 0 | 0 | 0 | 0.00 | 0.00 |
| (e) | Any other (specify) | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Sub-Total (A)(1)** | **0** | **0** | **0** | **0.00** | **0.00** |
| **(2)** | **Foreign** | | | | | |
| (a) | Individuals (Non-Resident Individuals / Foreign Individuals) | 0 | 0 | 0 | 0.00 | 0.00 |
| (b) | Bodies Corporate | 0 | 0 | 0 | 0.00 | 0.00 |
| (c) | Institutions | 0 | 0 | 0 | 0.00 | 0.00 |
| (d) | Any Other (specify) | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Sub-Total (A)(2)** | **0** | **0** | **0** | **0.00** | **0.00** |
| | **Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)** | **0** | **0** | **0** | **0.00** | **0.00** |
| **(B)** | **Public shareholding** | | | | | |
| **(1)** | **Institutions** | | | | | |
| (a) | Mutual Funds / UTI | 220 | 559758359 | 559483289 | 14.96 | 14.85 |
| (b) | Financial Institutions / Banks | 162 | 6199411 | 5792311 | 0.17 | 0.17 |
| (c) | Central Government / State Government(s) | 1 | 700840 | 700840 | 0.02 | 0.02 |
| (d) | Venture Capital Funds | 0 | 0 | 0 | 0.00 | 0.00 |
| (e) | Insurance Companies | 21 | 851765585 | 846386030 | 22.76 | 22.60 |
| (f) | Foreign Institutional Investors | 490 | 528328812 | 528121197 | 14.12 | 14.02 |
| (g) | Foreign Venture Capital Investors | 0 | 0 | 0 | 0.00 | 0.00 |
| (h) | Any Other (specify) | 0 | 0 | 0 | 0.00 | 0.00 |
| | **Sub-Total (B)(1)** | **894** | **1946753007** | **1940483667** | **52.03** | **51.66** |

Virginia House ★ 37 J.L. Nehru Road, Kol-700071 ITC Limited

| Category Code | Category of shareholder | Number of shareholders | Total number of shares | Number of shares held in dematerialised form | Total shareholding as a percentage of total number of shares | |
|---|---|---|---|---|---|---|
| | | | | | As a percentage of (A+B) | As a percentage of (A+B+C) |
| (2) | **Non-Institutions** | | | | | |
| (a) | Bodies Corporate | 3732 | 92475988 | 91395783 | 2.47 | 2.45 |
| (b) | Individuals - | | | | | |
| | (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh. | 382391 | 427257484 | 316594323 | 11.42 | 11.34 |
| | (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh | 183 | 42073489 | 34776079 | 1.12 | 1.12 |
| (c) | Any Other : | | | | | |
| | (i) NRIs / OCBs | 5670 | 23023509 | 15043444 | 0.61 | 0.61 |
| | (ii) Foreign Companies | 6 | 1206829961 | 291911 | 32.26 | 32.02 |
| | (iii) Foreign Nationals | 6 | 231960 | 9840 | 0.01 | 0.01 |
| | (iv) Trust | 49 | 1505649 | 1505649 | 0.04 | 0.04 |
| | (v) Clearing Members | 582 | 1318735 | 1318735 | 0.04 | 0.03 |
| | (vi) Clearing House | 1 | 31111 | 31111 | 0.00 | 0.00 |
| | **Sub-Total (B)(2)** | **392620** | **1794747886** | **460966875** | **47.97** | **47.62** |
| | **Total Public Shareholding (B) = (B)(1) + (B)(2)** | **393514** | **3741500893** | **2401450542** | **100.00** | **99.28** |
| | **TOTAL (A) + (B)** | **393514** | **3741500893** | **2401450542** | **100.00** | **99.28** |
| **(C)** | **Shares held by Custodians and against which Depository Receipts have been issued** | 2 | 27109157 | 27089657 | - | 0.72 |
| | **GRAND TOTAL (A) + (B) + (C)** | **393516** | **3768610050** | **2428540199** | - | **100.00** |

Virginia House ★ 37 J. L. Nehru Road, Kolkata-700071 ★ ITC Limited

(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| | - | Nil | Nil |
| | **Total** | **Nil** | **Nil** |

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

| Sr. No. | Name of the shareholder | Number of shares | Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|
| 1 | Tobacco Manufacturers (India) Limited | 992782440 | 26.34 |
| 2 | Life Insurance Corporation of India *(see Note 2)* | 514584670 | 13.65 |
| 3 | Unit Trust of India *(see Note 2)* | 448627748 | 11.90 |
| 4 | Myddleton Investment Co. Ltd | 162103980 | 4.30 |
| 5 | The New India Assurance Company Limited | 89056835 | 2.36 |
| 6 | General Insurance Corporation of India | 75027397 | 1.99 |
| 7 | The Oriental Insurance Company Limited | 73260780 | 1.94 |
| 8 | National Insurance Company Limited | 67611110 | 1.79 |
| 9 | Europacific Growth Fund | 52270000 | 1.39 |
| 10 | Rothmans International Enterprises Limited | 51651630 | 1.37 |
| | **Total** | **2526976590** | **67.03** |

(I)(d) Statement showing details of locked-in shares

| Sr. No. | Name of the shareholder | Category of Shareholders (Promoters / Public) | Number of locked-in shares | Locked-in shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above} |
|---|---|---|---|---|
| | - | Nil | Nil | Nil |
| | **Total** | **Nil** | **Nil** | **Nil** |

**(II)(a) Statement showing details of Depository Receipts (DRs)**

| Sr. No. | Type of outstanding DR (ADRs, GDRs, SDRs, etc.) | Number of outstanding DRs | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | GDRs | 27109157 | 27109157 | 0.72 |
| | **Total** | **27109157** | **27109157** | **0.72** |

**(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

| Sr. No. | Name of the DR Holder | Type of outstanding DR (ADRs, GDRs, SDRs,etc.) | Number of shares underlying outstanding DRs | Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above} |
|---|---|---|---|---|
| 1 | Not available *(see Note 3)* | - | - | - |
| | **Total** | | | |

Notes:

1 The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

2 The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.

3 The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

RECEIVED

2008 APR 16 P 2:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

*Registered Office*
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

10th April, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**<u>Corporate Governance requirements under Clause 49 of the Listing Agreement – Quarterly Compliance Report</u>**

We enclose the Compliance Report in the prescribed format for the quarter ended 31st March, 2008, in respect of Corporate Governance requirements under Clause 49 of the Listing Agreement.

The above Report is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

**ITC Limited**

**Corporate Governance - for the Quarter ended 31st March, 2008**

| Particulars | Clause of Listing agreement | Compliance status (Yes/No/NA) | Remarks |
|---|---|---|---|
| **I. Board of Directors** | 49 (I) | Yes | |
| (A) Composition of Board | 49 (IA) | Yes | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | Yes | |
| (C) Other provisions as to Board and Committees | 49 (IC) | Yes | |
| (D) Code of Conduct | 49 (ID) | Yes | |
| **II. Audit Committee** | 49 (II) | Yes | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | Yes | |
| (B) Meeting of Audit Committee | 49 (IIB) | Yes | |
| (C) Powers of Audit Committee | 49 (IIC) | Yes | |
| (D) Role of Audit Committee | 49 II(D) | Yes | |
| (E) Review of Information by Audit Committee | 49 (IIE) | Yes | |
| **III. Subsidiary Companies** | 49 (III) | NA | The Company does not have any material non-listed Indian subsidiary. |
| **IV. Disclosures** | 49 (IV) | Yes | |
| (A) Basis of related party transactions | 49 (IV A) | Yes | |
| (B) Disclosure of Accounting Treatment | 49 (IV B) | NA | Deviations, if any, will be reported in the Corporate Governance Report forming part of the Annual Report. |
| (C) Board Disclosures | 49 (IV C) | Yes | |

ITC Limited * Virginia House * 37 J.L. Nehru Road, Kolkata

# ITC Limited

## Corporate Governance - for the Quarter ended 31st March, 2008

| Particulars | Clause of Listing agreement | Compliance status (Yes/No/NA) | Remarks |
|---|---|---|---|
| (D) Proceeds from public issues, rights issues, preferential issues etc. | 49 (IV D) | NA | The Company has not made any public issue, rights issue, preferential issue in the recent past. |
| (E) Remuneration of Directors | 49 (IV E) | Yes | Disclosures, as necessary, are being made in the Corporate Governance Report *forming part of the Annual Report.* |
| (F) Management | 49 (IV F) | Yes | 49 (IV F)(i) : Management Discussion & Analysis forms part of the respective years' Directors' Report.<br>49 (IV F)(ii) : Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board. Senior management is also required to provide a nil disclosure to the Board, even if there are no such transactions. |
| (G) Shareholders | 49 (IV G) | Yes | |
| **V. CEO/CFO Certification** | 49 (V) | Yes | |
| **VI. Report on Corporate Governance** | 49 (VI) | Yes | |
| **VII. Compliance** | 49 (VII) | Yes | |

Virginia House * 37 J.L. Nehru Road, Kolkata
ITC Limited

END